Name of Issuer:          Amcore Investment Group, N.A.
Address:                 501 Seventh Street
Name of person filing:   John Lundeen


Cusip:                   023912108
Sole voting power:       2,567,221.522
Shared voting power:     4,235.000
Sole disposition power:  2,078,021.000
Shared disposition pwr:  433,829.615
Aggregate amount:        2,594,861.522
Percent of class:        9.631%
Type of reporting person:IV - Investment Company


Cusip:                   980745103
Sole voting power:       822,753.000
Shared voting power:     0
Sole disposition power:  339,873.000
Shared disposition pwr:  42,068.000
Aggregate Amount:        1,109,409.000
Percent of class:        9.689%
Type of reporting person:IV - Investment Company